NEWS RELEASE
TSX: ELD NYSE: EGO	July 10, 2017

Eldorado Gold and Integra Gold Complete Plan of Arrangement

VANCOUVER - BC – Eldorado Gold Corporation (the “Company” or Eldorado”) (TSX: ELD, NYSE: EGO) is pleased to announce the successful completion of the plan of arrangement (the “Arrangement”) involving Integra Gold Corp. (“Integra”) (TSXV: ICG) originally announced on May 15, 2017. The Arrangement was approved by the shareholders of Integra at its special meeting on July 4, 2017 and received approval from the Supreme Court of British Columbia on July 7, 2017.

Pursuant to the Arrangement, Integra shareholders will collectively receive, for all the issued common shares of Integra that Eldorado did not already own, approximately CAD$129 million cash and 77 million common shares of Eldorado (representing approximately 10% of the total issued common shares of Eldorado, post-completion of the Arrangement).

Integra will continue as a wholly-owned subsidiary of Eldorado and Integra common shares will be delisted from the TSXV as soon as practicable.

Eldorado’s President and CEO, George Burns, commented, “This is a very important transaction for Eldorado and we are pleased with the votes of support from Integra shareholders. Eldorado is looking forward to expanding our growing business to Canada. Our experience in building and operating mines, combined with the experience from our new team in Quebec, will enhance our long-term growth profile and value proposition for all stakeholders.”

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note Regarding Forward Looking Statements

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements or information include, but are not limited to, statements or information with respect to the completed Arrangement.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

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Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company’s operations; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.601.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com

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